                     David S. Goldberg

                     Vice President – Legal,

                     Deputy General Counsel &

                     Assistant Corporate Secretary

August 1, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Range Resources Corporation

Registration Statement on Form S-4 (as amended)

Filed June 13, 2016

File No. 333-211994

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Range Resources Corporation (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4, as amended (File No. 333-211994) (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 2:00 p.m., Washington, D.C. time, on August 1, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

August 1, 2016

•	the Registrant may not assert Commission staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that you notify the Registrant of the effectiveness of the Registration Statement by a telephone call to J. Mark Metts of Sidley Austin LLP, the Registrant’s outside counsel, at (713) 495-4501.

Very truly yours,

Range Resources Corporation

By:	/s/ David S. Goldberg
David S. Goldberg
Vice President – Legal,
Deputy General Counsel & Assistant Corporate Secretary